

September 29, 2023

Brent Suen
Chief Executive Officer
GoLogiq, Inc.
85 Broad Street , 16-079
New York, NY 10004

Re: GoLogiq, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 27, 2023
File No. 333-231286

Dear Brent Suen:

    We have reviewed your August 22, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2023 letter.

Form 10-K for Fiscal Year Ended December 31, 2022

Consolidated Financial Statements
Note 5. Business Combinations, page F-10

1. We note your proposed revised disclosures in response to prior comment 2 where you indicate that Logiq Inc held Gologiq shares in trust such that Logiq Inc did not have effective control of Gologiq shares prior to the spin. We continue to consider the company's conclusion that you did not need to consider the guidance in ASC 805-50 with respect to transactions under common control and we may have further comments.

2.   You state in your response to prior 2 that you considered the guidance in ASC 805-10-55-11 through 55-15 and for most of these criteria you determined that either Logiq or GoLogiq would be considered the accounting acquirer. Please clarify your reference to GoLogiq throughout this analysis as it is unclear if you are referring to GoLogiq as a subsidiary of Logiq or GoLogiq Inc. (formerly Lovarra). If you are referring to GoLogiq, as the subsidiary of Logiq, then explain further how you accounted for this transaction whereby you determined that Logiq's wholly-owned subsidiary, GoLogiq, is the accounting acquirer and specifically address your consideration of the guidance in ASC 805-40. Alternatively, if you are referring to GoLogiq, Inc. (formerly Lovarra), revise your analysis to tell us which party (i.e. Logiq or GoLoqic Inc., but not both) would be considered the accounting acquirer for each criteria and include a <u>detailed</u> analysis to support your conclusion

You may contact Joyce Sweeney, Senior Staff Accountant at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Scott Kline